EXHIBIT 4

EURO DISNEY S.C.A. Group

First Half 2007 Results Announcement

RECONCILIATION OF SHAREHOLDERS’ EQUITY AND MINORITY INTEREST

(€ in millions, unaudited)	September 30, 2006	Net loss First Half 2007	Other	March 31, 2007

Shareholders’ equity (deficit)
Share capital	39.0	-	-	39.0
Share premium	1,628.3	-	(0.3)	1,628.0
Accumulated deficit	(1,381.8)	(69.2)	(0.1)	(1,451.1)
Other	1.6	-	1.6	3.2

Sub-total	287.1	(69.2)	1.2	219.1

Minority interests	106.4	(12.8)	-	93.6

Total equity	393.5	(82.0)	1.2	312.7